Exhibit 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-12458, and 333-140809 on Form S-8, and No. 333-161781, on Form F-3, of our report, dated February 2, 2010, relating to the consolidated financial statements of Cimatron Gibbs, LLC (not presented separately herein) for the year ended December 31, 2009 appearing in this report on form 6-K of Cimatron LTD.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California

March 25, 2010